Exhibit (a)(1)

STATE of DELAWARE

CERTIFICATE of TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

• First: The name of the trust is CVC-PSEC Private Secondaries Fund.

• Second: The name and address of the Registered Agent in the State of Delaware is Maples Fiduciary Services (Delaware) Inc., 4001 Kennett Pike, Suite 302, Wilmington, DE 19807.

• Third: The Statutory Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

• Fourth: (Insert any other information the trustees determine to include therein.)

By:	/s/ Joel Grossmark
Trustee(s)

Name:	Joel Grossmark
Typed or Printed